SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                             CATALINA LIGHTING, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   148865-10-8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 16, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 412293-10-2                13D                  Page 2 of 7 pages
---------------------------                         ----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   LIONHEART GROUP, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    601,500
OWNED BY EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                601,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     601,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                     IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                         ----------------------------
CUSIP No. 412293-10-2                13D                  Page 3 of 7 pages
---------------------------                         ----------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

         This statement relates to shares of the common stock, $.01 par value per share ("Common Stock"), of Catalina Lighting, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 18191 NW 68th Avenue, Miami, Florida 33015.

Item 2.     Identity and Background.
            -----------------------

         Item 2(a) This Statement is filed by Lionheart Group, Inc., a Delaware corporation (the "Reporting Person").

                  The sole director of the Reporting Person is Duncan Soukup. Mr. Soukup also serves as the Reporting Person's President, Secretary and Treasurer and may be deemed to have sole voting power over the shares of Common Stock held by the Reporting Person.

         Item 2(b) The principal business address of the Reporting Person and Mr. Soukup is 36 East 22nd St., 7th Floor, New York, New York 10003.

         Item 2(c) The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock. The present occupation of Mr. Soukup is President of Lionheart Group, Inc., Managing Director of Acqusitor plc, a company incorporated in England and Wales, with business address of 190 The Strand, London England WC2R 1JN, and the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the United Kingdom.

         Item 2(d) During the last five years, neither the Reporting Person nor Mr. Soukup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e) During the last five years, neither the Reporting Person nor Mr. Soukup has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f) Mr. Soukup is a citizen of the United Kingdom.

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CUSIP No. 412293-10-2                13D                  Page 4 of 7 pages
---------------------------                         ----------------------------


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

         The aggregate purchase price of the 601,500 shares of Common Stock beneficially held by the Reporting Person is $1,233,175. All of the shares of Common Stock beneficially held by the Reporting Person were paid for using its working capital.

Item 4.     Purpose of Transaction.
            ----------------------

         The Reporting Person believes that the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. It presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person intends to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation purchasing additional shares of Common Stock in the open market or otherwise, making an offer to purchase up to all of the Issuer's outstanding shares of Common Stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to the Issuer's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Reporting Person may also sell some or all of its shares of Common Stock through privately negotiated transactions, or to change its intention with respect to any and all matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

         Item 5 (a) As of the close of business on February 22, 2001, the Reporting Person beneficially owns 601,500 shares of Common Stock, constituting approximately 8.2% of the shares of Common Stock outstanding of the Issuer, which is based upon 7,357,880 shares of Common Stock outstanding as of February 5, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended December 31, 2000 and filed with the Securities and Exchange Commission on February 14, 2001.

         Item 5(b) The Reporting Person has the sole power to vote and dispose of the shares of Common Stock reported in this Schedule 13D. By virtue of being the sole director and executive officer of the Reporting Person, Mr. Soukup may be deemed to have sole voting power over the shares of Common Stock held by the Reporting Person.

         Item 5(c) The Reporting Person effected no transactions in the shares of Common Stock other than those set forth in the following table:

---------------------------                         ----------------------------
CUSIP No. 412293-10-2                13D                  Page 5 of 7 pages
---------------------------                         ----------------------------


       Date           Buy/Sell           Quantity              Price
       ----           --------           --------              -----

       2/1/2001       Buy                  5,000               $2.48
       2/12/2001      Sell                 5,000               $2.60
       2/16/2001      Buy                601,500               $2.00


         All transactions were made in the open market, including shares that may have been purchased from Acquisitor plc. See Item 2.

         Item 5(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

         Item 5(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
            -------------------------------------------------------------

                   None.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

                   None.

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CUSIP No. 412293-10-2                13D                  Page 6 of 6 pages
---------------------------                         ----------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 26, 2001

                                            LIONHEART GROUP, INC.


                                            By:  /s/ Duncan Soukup
                                                 -------------------------------
                                                 Duncan Soukup
                                                 President